

June 25, 2012

<u>Via E-mail</u>
Ms. Christina Cepeliauskas
Chief Financial Officer
Eurasian Minerals Inc.
543 Granville Street, Suite 501
Vancouver, British Columbia V6C 1X8
Canada

> **Re:** **Eurasian Minerals Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed June 14, 2012**
> **File No. 333-180092**

Dear Ms. Cepeliauskas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 17

1. We note that to determine both pro forma book value per share (page 17) and historical book value per share (page 18) you divide total assets by the total number of common shares outstanding. Please revise to calculate book value per share using total assets minus liabilities (i.e. equity) instead of total assets or, alternatively, explain to us why you calculate book value per share only using total assets. Also revise to clarify that your book value per share includes both tangible and intangible assets, as applicable.

Material United States Federal Income Tax Consequences . . . , page 48

2. We reissue comment seven of our letter dated May 30, 2012. We note your statement on page 49 that "if the merger qualifies as a 'reorganization' within the meaning of Section 368(a) of the Code . . . ." Please note that your tax opinion may not include assumptions that assume away the relevant tax issue. Please revise your disclosure as appropriate.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139
Pro Forma Combined Information, page 139

3. We note your disclosure here that the estimated total consideration is $47,014,457. We further note your disclosure on page 145 that the total purchase price is $43,461,905. Please explain to us the reason(s) why these two amounts are different or, alternatively, revise in future filings so that the estimated total consideration and the total purchase price are equal to one another.

Notes to the Pro Forma Consolidated Financial Statements, page 143
1. Basis of Presentation, page 143

4. We note that the pro forma consolidated financial statements are prepared and presented in U.S. dollars. We further note that Eurasian presents its financial statements in Canadian dollars. Please revise to disclose the reporting currency that the Company plans to use upon completion of the transaction. To the extent that you will continue to use Canadian dollars for your reporting currency upon completion of the transaction, also tell us why the pro forma financial statements are prepared and presented in U.S. dollars.

5. We note your discussion of the reasons for using the exchange rate of par (i.e. CAD 1 to USD 1) for purposes of your pro forma financial statements prepared in accordance with U.S. GAAP in your response to comment 21 of our letter dated May 30, 2012. Please tell us the authoritative guidance in ASC 830-30 that you follow to support your use of the exchange rate of par for purposes of translating Eurasian's financial statements into U.S. dollars or, alternatively, quantify for us the effects of the foreign exchange adjustment if the financial statements been translated pursuant to ASC 830-30 for purposes of the pro forma information.

6. We note in your response to comment 21 of our letter dated May 30, 2012 that when the transaction is closed, the translation will be completed in accordance with IAS 21, which is similar, with minimal differences, to ASC 830. Please revise to disclose whether there will be any material differences between your pro forma presentation under ASC 830 and the translation to be completed in accordance with IAS 21. Also tell us whether you will use an exchange rate of par for purposes of the translation

under IAS 21 and, if so, tell us the authoritative guidance under IFRS that supports the use of the exchange rate of par.

2. Acquisition of Bullion Monarch Mining Inc., page 144

7. We note that you valued the replacement of Bullion's 2,500,000 outstanding warrants at $1,371,266, and on page 145 that you assumed volatility of 60.90%. We further note in your response to comment 85 of our letter dated April 10, 2012 that you valued Bullion's 2,500,000 warrants at $200,000 on the April 1, 2011 acquisition date, and that you assumed volatility of 30%. Please tell us how you determined the volatility used in these two valuations of the warrants, and explain to us the reason(s) for the significant increase in the value of the warrants.

8. We note in your response to comment 24 of our letter dated May 30, 2012 that Eurasian's management determined that the US$700,979 book value of EnShale's assets approximates their fair values; and that the goodwill incurred from the acquisition is only related to the Carlin Trend (i.e., no allocation of goodwill to non-controlling interests). Please further explain to us in sufficient detail the basis for your conclusion that the book value of the non-controlling interest approximates its fair value, including the type of analysis that was performed, the significant factors considered and assumptions made by Eurasian's management.

3. Pro Forma Assumptions and Adjustments, page 145

9. We note your discussion of assumptions to determine the fair value increment in response to comment 26 of our letter dated May 30, 2012. We further note the fluctuations in the fair value increment to the mineral property interests in the amendments to your Form F-4 to-date. Please expand your disclosure in Note 3(c) to discuss the basis for the assumptions used to determine the fair value increment. To the extent that there are changes in the assumptions that result in further adjustments to the fair value increment in future amendments to your Form F-4, also explain the reason(s) for such changes.

Bullion Monarch Mining, Inc. and Subsidiaries
Notes to Consolidated Financial Statements, page F-79
Note 2. Acquisition of Dourave Canada, page F-84

10. We note your response to comment 85 of our letter dated April 10, 2012, and comment 32 of our letter dated May 30, 2012. Please specifically identify the actual valuation technique(s) (e.g. market, income or cost approach) that you used to measure the fair value of the 5 million shares and, to the extent that you used a combination of these valuation techniques, tell us how you evaluated and weighted

the results from those techniques, as appropriate, considering the reasonableness of the range indicated by the results. Refer to ASC 820-10-35-24.

11. We note your discussion of the contractual restrictions in response to comment 32(a) of our letter dated May 30, 2012. Please further explain to us in greater detail the individual trading and vesting restrictions that comprise the contractual restrictions. Also tell us whether you believe these contractual restrictions arise outside of the securities, or, conversely, are specific to (i.e., are an attribute of) the securities which would transfer to market participants. To the extent that you believe they arise outside of the securities and are not specific to the securities, tell us why you believe these restrictions should be considered in the valuation. To the extent that you believe they are specific to the securities, explain to us the basis for this conclusion in sufficient detail. You may refer to ASC 820-10-55-52 for additional guidance.

12. We note your response to comment 32(b) of our letter dated May 30, 2012. Please advise us of the following:

    a. For the lack of marketability discount, further explain to us in sufficient detail how the attributes specific to the Company and the 5 million shares compare to those represented by the companies and securities included in the LiquiStat study. Also further explain to us in sufficient detail why you increased the suggested discount in the LiquiStat study to the 40% discount that you applied.

    b. You are adjusting an actual trading price for a lack of control discount. Please further explain to us why you believe this discount is appropriate and cite the generally accepted accounting guidance you believe supports this discount. Also tell us whether controlling shareholders of the Company would receive greater returns than minority shareholders and, if so, provide us with objective and reliable information to support this conclusion.

13. We note in your response to comment 32(b) of our letter dated May 30, 2012 that Bullion management believes that the restricted stock is subject to greater additional risk when the market for the issuers unrestricted stock is unstable (Stryker and Pittock study) and concluded that a thinly traded/volatility risk discount of 15% was reasonable. Please advise us of the following:

    a. Further explain to us why you believe that Bullion's stock was unstable at the April 2011 acquisition date.

    b. Tell us the factors specific to Bullion's stock that you considered and the generally accepted accounting guidance that you followed to arrive at the thinly traded discount, including your consideration of ASC 820-10-35-51A through 35-51C as applicable.

    c. In your response, also provide us with a schedule of actual trades prior to the acquisition date that management considered and explain how this information was used to determine the thinly traded discount. Specifically describe any significant fluctuations in the level of trading activity and the proximity of such fluctuations to the acquisition date, and describe your consideration of these factors in your valuation.

<u>Exhibit 8.1</u>

14. Please file Exhibit 8.1 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director